

Mail Stop 3030

March 30, 2017

Doris Zhou
Chief Executive Officer
Ionix Technology, Inc.
3773 Howard Hughes Pkwy, Ste. 500S
Las Vegas, NV 89169

Re: Ionix Technology, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed October 11, 2016
File No. 000-54485

Dear Ms. Zhou:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jessica M. Lockett, Esq.
       Horwitz and Armstrong